“Advancing Uranium”

NEWS RELEASE

Crosshair Outlines Additional Gold Mineralization at Golden Promise

Dated: October 2, 2007

   AMEX: CXZ, TSX-V: CXX

Crosshair Exploration & Mining Corp. (AMEX: CXZ, TSX-V: CXX) is pleased to provide an update on its ongoing 3,750 meter Phase 3 diamond drilling program at the Golden Promise Project in central Newfoundland.  The program continues to outline high-grade gold mineralization at the Jaclyn Main Zone, a significant gold-bearing quartz vein system.  The Jaclyn Main Zone is now defined over a strike length of 750 meters and vertical depth of 270 meters and remains open along strike and to depth.

A total of 2,614 meters have been drilled in 15 holes thus far, including 11 holes on the Jaclyn Main Zone and 4 holes on the Jaclyn North Zone.  Visible gold was noted in 10 of the 15 holes drilled to date.  Assay highlights include:

•

11.3 g/t Au over 0.30m in GP07-76 from the Jaclyn North Zone

•

20.9 g/t Au over 0.30m in GP07-88, from the Jaclyn Main Zone – open downplunge

•

10.1 g/t Au over 1.40m including 35.3 g/t Au over 0.40m and a second interval of 6.3 g/t Au over 1.35m including 10.5 g/t Au over 0.75m in hole GP07-90

•

6.5 g/t gold over 1.40m including 14.9 g/t gold over 0.45m in hole GP07-83

“The Phase 3 program has been successful in extending the mineralization to depth and outlining the distribution of gold mineralization in the relatively shallow portion of the Jaclyn Main Zone,” says J. Wayne Pickett, P.Geo, VP Exploration at Crosshair.  “This will allow for the preparation of a 43-101 compliant resource estimate to be released in 2008.”

Gold mineralization at Golden Promise exhibits strong similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which has produced over 31 million ounces of gold.  Like those deposits, the Jaclyn Zones are host to high nugget effect gold, making it difficult to accurately determine grades from drilling alone.

Consequently, extraction of a mini-bulk sample is being planned for 2008 following Crosshair’s planned spin out of the Golden Promise, South Golden Promise and Victoria Lake properties, into a new public company by way of shareholder dividend. It is currently management’s intention to call a special meeting of shareholders in early 2008 to obtain shareholder approval of the proposed transaction, which will also be subject to regulatory approval.

Jaclyn Main Zone

Eleven drill holes, totalling 1,824 metres were completed on the Jaclyn Main Zone. Three holes (GP07-80 to GP07-82) tested the eastern extent of the Main Zone to a vertical depth of 270 metres below surface, six drill holes (GP07-83 through GP07-87 and GP07-89 to 90) evaluated the near-surface central portions of the vein zone and one drill hole (GP07-88) tested downplunge of higher grade mineralization in the western part of the zone.  The drilling continued to intersect quartz veining in all drill holes.  Assays results for the Jaclyn Main Zone include:

GP07-80:

  0.56 g/t gold over 1.50 metres;

GP07-81:

  0.17 g/t gold over 1.50 metres;

GP07-82:

  0.35 g/t gold over 0.50 metres;

GP07-83:

  6.51 g/t gold over 1.40 metres including 14.94 g/t gold over 0.45 metres;

GP07-84:

  4.02 g/t gold over 1.30 metres including 7.12 g/t gold over 0.40 metres;

GP07-85:

  7.23 g/t gold over 0.80 metres including 12.81 g/t gold over 0.40 metres;

GP07-86:

  2.84 g/t gold over 0.60 metres;

GP07-87:

  1.63 g/t gold over 0.80 metres and 1.40 g/t gold over 0.85 metres;

GP07-88:

  4.37 g/t gold over 1.45 metres including 20.89 g/t gold over 0.30 metres;

GP07-89:

  4.33 g/t gold over 1.05 metres including 9.07 g/t gold over 0.50 metres; and

GP07-90:    10.14 g/t gold over 1.40 metres and 6.35 g/t gold over 1.35 metres.

Jaclyn North Zone

Four holes totalling 790m were also completed on the Jaclyn North Zone, which lies approximately 250 meters north of the Jaclyn Main Zone and consists of a system of multiple stylolitic quartz veins strongly resembling the Main Zone.  The Phase 3 program has extended the Jaclyn North Zone by 100 metres along strike to a current defined length of 250 metres, and has also extended the down dip extent of the mineralization to about 175 metres below surface.  The zone is open in all directions.  Assay results include:

GP07-76:

  2.63 g/t gold over 1.30 metres, including 11.28 g/t gold over 0.30 metres;

GP07-77:

  0.54 g/t gold over 2.15 metres;

GP07-78:

  1.13 g/t gold over 0.40 metres; and

GP07-79:

  0.11 g/t gold over 0.30 metres.

Drilling at Golden Promise will take a planned hiatus until early November, when the drilling is scheduled to resume, completing an additional eight holes.  The remaining holes will target the high grade core of the Jaclyn Main Zone as well as test for downplunge extension of the mineralization to depth.

The current plan map and vertical longitudinal section depicting the completed and remaining holes can be viewed on the company website at:

http://www.crosshairexploration.com/s/GoldenPromise.asp

In addition to completing the drill program, a trenching program is planned to further expose a mineralized unit discovered in the southeastern portion of the property where grab samples assayed up to 10 g/t gold from an area measuring 50 m by 50 m.  The showing has the potential to host bulk minable open pit style gold mineralization.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador - Canada’s most promising emerging uranium district. The 750 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone and unconformity types of mineralization. In addition, through option agreements with Paragon Minerals Corporation, Crosshair has secured a position in one of the most prospective massive sulphide districts in Canada as well as a promising high grade gold project at South Golden Promise and Golden Promise.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J Morabito"
President and CEO

Crosshair Exploration & Mining Corp. – Vancouver

T: 604-681-8030

F: 604-681-8039

E: dan@crosshairexploration.com  (Dan McIntyre)

    www.crosshairexploration.com

Qualified Person and Assay Procedures

The Golden Promise Project work is being carried out by David Mullen, consulting geologist to Paragon and supervised by Qualified Person David Copeland, M.Sc., P.Geo., Exploration Manager for Paragon.  Mr. Copeland has verified that the results presented above have been accurately summarized from the official assay certificates.  All drill holes were NQ size.  Core samples were cut in half on site and half of each sample interval was shipped to Eastern Analytical Limited of Springdale, Newfoundland for gold analysis. Gold assays were carried out by metallic screen fire assay method and 1 A.T. fire assay at Eastern Analytical Limited.  Blanks and gold standards were inserted into the sample stream once every 20 samples.  ALS Chemex in North Vancouver, BC completed multi-element analyses and gold check assays on sample pulps.  Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson.  Sample batches were reanalyzed if any aberrations in the data were observed.  Check assays have been received for assays up to and including those from drill hole GP07-79 and show acceptable correlation with the Eastern Analytical results.  Check assays from holes GP06-80 to GP07-90 are pending.

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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